Consolidated financial and operational highlights

($ 000s except per share data)	Three months ended December 31,			Year ended December 31,
	2011	2010	% Change	2011	2010	% Change

Product sales and service revenue	$569,547	$543,725	5	$1,955,878	$1,746,557	12

Funds flow from continuing operations (1)	$92,767	$74,133	25	$252,632	$(6,720)	-
Funds flow from discontinued operations (1)	$-	$-	-	$-	$(2,436)	(100)
Funds flow from operations (1)	$92,767	$74,133	25	$252,632	$(9,156)	-
Adjusted EBITDA – continuing operations (2)	$100,360	$86,342	16	$282,428	$13,919	1,929

Adjusted funds flow from continuing operations (3)	$92,767	$76,002	22	$252,632	$206,121	23
Per weighted average share – basic	$0.34	$0.28	21	$0.93	$0.77	21
Per weighted average share – diluted (4)	$0.34	$0.27	26	$0.93	$0.77	21
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	45%	67%	(33)	63%	96%	(34)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs – continuing operations (2)	$100,360	$88,211	14	$282,428	$226,760	25

Dividends to shareholders	$36,905	$48,221	(23)	$146,287	$191,639	(24)
Per share	$0.14	$0.18	(25)	$0.54	$0.72	(25)
Net income from continuing operations	$20,585	$63,622	(68)	$97,217	$112,217	(13)
Per weighted average share – basic	$0.08	$0.24	(66)	$0.36	$0.42	(14)
Per weighted average share – diluted (4)	$0.08	$0.23	(65)	$0.36	$0.42	(14)
Net income (loss)	$20,585	$72,380	(72)	$97,217	$(10,506)	-
Per weighted average share – basic	$0.08	$0.27	(70)	$0.36	$(0.04)	-
Per weighted average share – diluted (4)	$0.08	$0.26	(69)	$0.36	$(0.04)	-
Capital expenditures from continuing operations:
- Growth	$49,063	$22,873	115	$113,014	$63,612	78
- Sustaining	$10,064	$3,510	187	$21,101	$6,606	219
Acquisitions – continuing operations	$15,458	$-		$15,458	$-
Weighted average shares outstanding (000s)
- basic	273,183	267,709	2	270,742	266,008	2
- diluted (4)	273,183	297,743	(8)	270,742	266,008	2
Provident Midstream NGL sales volumes (bpd)	115,714	121,627	(5)	104,759	106,075	(1)

Consolidated
	As at December 31,	As at December 31,
($000s)	2011	2010	% Change
Capitalization
Long-term debt (including current portion)	$509,921	$473,754	8
Shareholders’ equity	$579,058	$588,207	(2)

(1) Based on cash flow from operations before changes in working capital and site restoration expenditures - see "Reconciliation of Non-GAAP measures".

(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".

(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

(4) Includes dilutive impact of convertible debentures.

Management’s Discussion & Analysis

The following analysis provides a detailed explanation of Provident’s operating results for the quarter and year ended December 31, 2011 compared to the quarter and year ended December 31, 2010 and should be read in conjunction with the accompanying consolidated financial statements of Provident. This analysis has been prepared using information available up to March 6, 2012.

Provident operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids (NGLs) within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert and Alida in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia. Effective in the second quarter of 2010, Provident’s Canadian oil and natural gas production business (“Provident Upstream” or “COGP”) was accounted for as discontinued operations (see note 23 of the consolidated financial statements). As a result of Provident’s conversion from an income trust to a corporation, effective January 1, 2011, references to “common shares”, “shares”, “share based compensation”, “shareholders”, “performance share units”, “PSUs”, “restricted share units”, “RSUs”, “premium dividend and dividend reinvestment share purchase (DRIP) plan”, and “dividends” should be read as references to “trust units”, “units”, “unit based compensation”, “unitholders”, “performance trust units”, “PTUs”, “restricted trust units”, “RTUs”, “premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan”, and “distributions”, respectively, for periods prior to January 1, 2011.

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance. This analysis contains forward-looking information and statements. See “Forward-looking information” at the end of the analysis for further discussion.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010. Provident’s quarterly and annual 2011 consolidated financial statements reflect this change in accounting standards. For more information see “Change in accounting policies”.

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly dividends. Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures. See “Reconciliation of non-GAAP measures”.

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, amortization, and other non-cash items (“adjusted EBITDA”). See “Reconciliation of non-GAAP measures”.

Recent developments

Arrangement agreement with Pembina Pipeline Corporation

On January 15, 2012, Provident and Pembina Pipeline Corporation (“Pembina”) entered into an agreement (the “Arrangement Agreement”) for Pembina to acquire all of the issued and outstanding common shares of Provident by way of a plan of arrangement (the “Pembina Arrangement”) under the Business Corporations Act (Alberta).

Under the terms of the Arrangement Agreement, Provident shareholders will receive 0.425 of a Pembina share for each Provident share held (the "Provident Exchange Ratio"). Pembina will also assume all of the rights and obligations relating to Provident’s convertible debentures. The conversion price of each class of convertible debentures will be adjusted based on the Provident Exchange Ratio. Following closing of the Pembina Arrangement, Pembina will be required to make an offer for the Provident convertible debentures at 100 percent of their principal values plus accrued and unpaid interest. The repurchase offer will be made within 30 days of closing of the Pembina Arrangement. Should a holder of the Provident convertible debentures elect not to accept the repurchase offer, the debentures will mature as originally set out in their respective indentures. Holders who convert their Provident convertible debentures following completion of the Pembina Arrangement will receive common shares of Pembina. In addition, Provident immediately suspended its DRIP plan following the announcement of the Pembina Arrangement.

The proposed transaction will be carried out by way of a court-approved plan of arrangement and will require the approval of at least 66 2/3% of holders of Provident shares represented in person or by proxy at a special meeting of Provident shareholders to be held on March 27, 2012 to consider the Pembina Arrangement. The Pembina Arrangement is also subject to obtaining the approval of a majority of the votes cast by the holders of Pembina shares at a special meeting of Pembina shareholders to be held on March 27, 2012 to consider the issuance of Pembina shares in connection with the Pembina Arrangement. In addition to shareholder and court approvals, the proposed transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature, including compliance with the Competition Act (Canada) and the acceptance of the Toronto Stock Exchange. Subject to receipt of all required approvals, closing of the Pembina Arrangement is expected to occur on or about April 1, 2012.

Acquisition of Three Star Trucking Ltd.

On October 3, 2011, Provident announced that it had completed the acquisition of a two-thirds interest in Three Star Trucking Ltd. (“Three Star”), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. The $15.5 million acquisition was funded by approximately $7.9 million in cash and 944,828 Provident shares. Provident has the option to purchase the remaining one-third interest in Three Star after three years from the closing date.

Long-term storage agreements

On September 15, 2011, Provident announced that it had entered into agreements with Nova Chemicals Corporation to provide approximately one million barrels of product storage and other services at the Provident Redwater Facility with staged on-stream dates in the third quarter of 2012 and first quarter of 2013.

On September 30, 2011, Provident announced that it had entered into a 10 year agreement with a major industrial company in the Sarnia area for the contracting of 525,000 barrels of product storage at Provident’s Corunna Facility located near Sarnia, Ontario. The storage services are anticipated to commence in the first half of 2012.

On October 6, 2011, Provident announced that it had entered into a 10 year crude oil storage agreement at its Redwater Facility with a major producer and will be providing approximately one million barrels of storage capacity on a fee-for-service basis. The storage services are expected to commence on a staged basis with 50 percent beginning in the second quarter of 2012 and the remainder in the second quarter of 2013.

Revolving term credit facility

Provident completed an extension of its existing credit agreement (the "Credit Facility") on October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders"). Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which was increased from $60 million to $75 million. The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013 (subject to customary extension provisions).

Significant events in 2010

The second quarter of 2010 included two significant events that impacted the comparative results related to earnings, adjusted EBITDA and funds flow from operations significantly. First, Provident sold the remainder of its Upstream business unit to move forward as a pure-play infrastructure and logistics midstream business. This transaction completed the sales process of the Upstream business and the Upstream business unit is classified as discontinued operations. Strategic review and restructuring costs associated with the continued divestment of upstream properties, the final sale of Provident’s Upstream business and the related separation of the business units were also incurred in the second quarter of 2010. See “Discontinued operations (Provident Upstream)”.

The second significant transaction was execution of a buyout of the fixed price derivative contracts that related to the Midstream business. In April, 2010, Provident completed a buyout of its existing fixed price crude oil and natural gas swaps for a total realized cost of $199.1 million. The carrying value of the specific contracts at March 31, 2010 was a liability of $177.7 million, resulting in an offsetting unrealized gain in the second quarter of 2010. The $199.1 million buyout represents a cash cost and reduces funds flow from operations and adjusted EBITDA. The offsetting unrealized gain of $177.7 million is not reflected in Provident’s funds flow from operations or adjusted EBITDA as it is a non-cash recovery. Provident retained financial derivative option structures on crude oil and natural gas products as well as contracts relating to the management of physical contract exposure.

“Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs”

Two additional non-GAAP measures of “Adjusted funds flow from continuing operations” and “Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs” have been provided and are also used in the calculation of certain ratios. The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident’s pure-play Midstream infrastructure and logistics business and to provide additional information to assess future funds flow and earnings generating capability. See “Reconciliation of non-GAAP measures”.

Fourth quarter highlights

The fourth quarter highlights section provides commentary on the fourth quarter of 2011 results compared to the fourth quarter of 2010. Definitions of terms used in this section, as appropriate, are defined in the year over year section of Management’s Discussion and Analysis (“MD&A”).

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, amortization and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between adjusted EBITDA and income from continuing operations before taxes follows:

Continuing operations	Three months ended December 31,
($ 000s)	2011	2010	% Change

Income before taxes	$31,216	$45,585	(32)
Adjusted for:
Financing charges	9,364	10,509	(11)
Unrealized loss on financial derivative instruments	27,526	12,364	123
Depreciation and amortization	11,916	11,644	2
Unrealized foreign exchange loss and other	420	1,240	(66)
Loss on revaluation of conversion feature of convertible debentures and redemption liability	12,169	433	2710
Non-cash share based compensation expense	8,695	4,567	90
Adjusted EBITDA attributable to non-controlling interest	(946)	-	-
Adjusted EBITDA	100,360	86,342	16

Adjusted for:
Strategic review and restructuring costs	-	1,869	(100)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$100,360	$88,211	14

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by operating activities:

Reconciliation of funds flow from operations	Three months ended December 31,
($ 000s)	2011	2010	% Change

Cash provided by operating activities	$105,714	$127,031	(17)
Change in non-cash operating working capital	(12,195)	(52,898)	(77)
Funds flow from operations attributable to non-controlling interest	(752)	-	-
Funds flow from operations	92,767	74,133	25

Strategic review and restructuring costs	-	1,869	(100)
Adjusted funds flow from continuing operations	$92,767	$76,002	22

Funds flow from continuing operations and dividends

	Three months ended December 31,
($ 000s, except per share data)	2011	2010	% Change
Funds flow from continuing operations and dividends
Funds flow from continuing operations	$92,767	$74,133	25
Adjusted funds flow from continuing operations(1)	$92,767	$76,002	22
Per weighted average share
- basic	$0.34	$0.28	21
- diluted (2)	$0.34	$0.27	26
Declared dividends	$36,905	$48,221	(23)
Per share	$0.14	$0.18	(25)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	45%	67%	(33)

(1)	Adjusted funds flow from operations excludes realized loss on buyout of derivative instruments and strategic review and restructuring costs.
(2)	Includes dilutive impact of convertible debentures.

Fourth quarter 2011 adjusted funds flow from continuing operations was $92.8 million, a 22 percent improvement from the $76.0 million recorded in the fourth quarter of 2010. The increase is primarily due to a seven percent increase in gross operating margin combined with lower realized losses on financial derivative instruments and lower current tax expense during the fourth quarter of 2011 compared to the fourth quarter of 2010.

Declared dividends in the fourth quarter of 2011 totaled $36.9 million, 45 percent of adjusted funds flow from continuing operations, net of sustaining capital spending. This compares to $48.2 million of declared distributions in the fourth quarter of 2010, 67 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.

Provident Midstream operating results review

Market environment

Provident’s performance is closely tied to market prices for NGL and natural gas, which can vary significantly from period to period. The key reference prices impacting Midstream gross operating margins are summarized in the following table:

Midstream business reference prices	Three months ended December 31,
	2011	2010	% Change

WTI crude oil (US$ per barrel)	$94.06	$85.17	10
Exchange rate (from US$ to Cdn$)	1.03	1.01	2
WTI crude oil expressed in Cdn$ per barrel	$96.68	$86.26	12

AECO natural gas monthly index (Cdn$ per gj)	$3.29	$3.39	(3)

Frac Spread Ratio (1)	29.4	25.4	16

Mont Belvieu Propane (US$ per US gallon)	$1.44	$1.26	14
Mont Belvieu Propane expressed as a percentage of WTI	64%	62%	3

Market Frac Spread in Cdn$ per barrel (2)	$58.41	$46.25	26

(1)	Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2)	Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The NGL pricing environment in the fourth quarter of 2011 was significantly stronger than in the fourth quarter of 2010. The average fourth quarter 2011 WTI crude oil price was US$94.06 per barrel, representing an increase of 10 percent compared to the fourth quarter of 2010. Propane prices were also stronger than in the prior year, tracking the increase in crude oil prices and reflecting a strengthening of propane prices relative to WTI. The Mont Belvieu propane price averaged US$1.44 per U.S. gallon (64 percent of WTI) in the fourth quarter of 2011, compared to US$1.26 per U.S. gallon (62 percent of WTI) in the fourth quarter of 2010. Butane and condensate sales prices were also much improved in the fourth quarter of 2011, reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The fourth quarter 2011 AECO natural gas price averaged $3.29 per gj compared to $3.39 per gj during the fourth quarter of 2010, a decrease of three percent. While low natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may curtail drilling activities. However, strengthening NGL pricing in 2011 has resulted in improved netbacks for producers drilling in natural gas plays with higher levels of associated NGLs, such as the Montney area in British Columbia. Increased focus on liquids-rich natural gas drilling is beneficial to Provident supply, particularly at Redwater. Continued softness in natural gas prices have improved market frac spreads but have also caused increased extraction premiums paid for natural gas supply in western Canada, particularly at Empress.

Market frac spreads averaged $58.41 per barrel during the fourth quarter of 2011, representing a 26 percent increase from $46.25 per barrel during the fourth quarter of 2010. Higher frac spreads were a result of higher NGL sales prices combined with a lower AECO natural gas price. The benefit to Provident of higher market frac spreads in the fourth quarter of 2011 was offset by increased costs for natural gas supply in the form of extraction premiums. Empress extraction premiums have increased by approximately 10 percent in the fourth quarter of 2011 relative to the prior year quarter. Higher premiums are primarily a result of reduced volumes of natural gas flowing past the Empress straddle plants and increased competition for NGLs as a result of higher frac spreads. In the fourth quarter of 2011, natural gas throughput at the Empress Eastern border averaged approximately 4.4 bcf per day, approximately 10 percent lower than in the fourth quarter of 2010. Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs during periods of high demand.

Provident Midstream business performance

Provident Midstream results are summarized as follows:

	Three months ended December 31,
(bpd)	2011	2010	% Change

Redwater West NGL sales volumes	66,866	72,672	(8)
Empress East NGL sales volumes	48,848	48,955	-
Provident Midstream NGL sales volumes	115,714	121,627	(5)

	Three months ended December 31,
($ 000s)	2011	2010	% Change

Redwater West margin	$68,641	$60,861	13
Empress East margin	37,282	36,055	3
Commercial Services margin	15,623	16,428	(5)
Gross operating margin	121,546	113,344	7
Realized loss on financial derivative instruments	(11,406)	(16,406)	(30)
Cash general and administrative expenses	(9,244)	(7,284)	27
Other income and realized foreign exchange	410	(1,443)	-
EBITDA attributable to non-controlling interest	(946)	-	-
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	100,360	88,211	14
Strategic review and restructuring costs	-	(1,869)	(100)
Adjusted EBITDA	$100,360	$86,342	16

Gross operating margin

Midstream gross operating margin during the fourth quarter of 2011 totaled $121.5 million, an increase of seven percent compared to the same period in the prior year. The increase in operating margin is the result of a higher contribution from both Redwater West and Empress East by 13 percent and three percent, respectively, partially offset by a five percent decrease in operating margin from Commercial Services.

Redwater West

The fourth quarter 2011 operating margin for Redwater West was $68.6 million, an increase of 13 percent compared to $60.9 million in the fourth quarter of 2010. Strong fourth quarter 2011 results were primarily a result of stronger prices for NGLs partially offset by a decrease in sales volumes. In addition, the fourth quarter 2010 operating margin included $4.1 million representing a product gain resulting from volume testing performed at the NGL mix caverns. Overall, Redwater West NGL sales volumes averaged 66,866 bpd in the fourth quarter of 2011, a decrease of eight percent compared to the prior year quarter. Lower NGL sales volumes can be largely attributed to a decrease in sales volumes for condensate. Condensate sale volumes decreased compared to the prior year quarter as Provident imported less condensate via railcar from the U.S. Gulf Coast for sale into the western Canadian market. Margins on imported condensate supply tend to be lower than product supplied through western Canadian NGL mix or product extracted at Younger due to the significant transportation costs incurred on imported product. Decreases in sales volumes were more than offset by significant improvements in condensate market pricing, resulting in a higher product operating margin despite the decrease in sales volumes.

Product operating margins for butane increased in the fourth quarter of 2011 as increased market prices more than offset a slight decrease in sales volumes due to reduced demand from refiners and blenders of crude oil as compared to the fourth quarter of 2010. Product operating margins for propane were lower in the fourth quarter of 2011 as warm weather in western Canada softened demand compared to the prior year quarter, while costs increased as inventories accumulated in the third quarter of 2011, at higher market prices, were sold in the fourth quarter of 2011. Ethane margins were comparable to the prior year quarter.

Empress East

Empress East gross operating margin was $37.3 million in the fourth quarter of 2011 compared to $36.1 million in the same quarter of 2010. The three percent increase was primarily associated with significant increases in the market price for condensate as lower production and sales volumes of condensate in Empress East were offset by significant market price increases partially driven by a 10 percent increase in WTI in the fourth quarter of 2011 compared to the prior year quarter. The product operating margin increase for condensate was partially offset by a slightly lower product operating margin for propane as weaker demand, primarily driven by mild temperatures in central Canada, led to lower sales volumes. Lower demand from refiners for butane was offset by significant market price increases resulting in a consistent product operating margin for butane in the fourth quarter of 2011 compared to the fourth quarter of 2010. Overall, Empress East sales volumes averaged 48,848 bpd, consistent with the sales volume in the fourth quarter of 2010. The positive impacts of higher sales prices and frac spreads for Empress East were partially offset by increased premiums paid to purchase natural gas in the Empress market.

Commercial Services

Operating margin in the fourth quarter of 2011 was $15.6 million, representing a decrease of five percent compared to the same period in 2010. The decrease in margin was primarily associated with decreased condensate terminalling revenues partly as a result of the termination of a multi-year condensate storage and terminalling services agreement in 2010 as well as the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area. This decrease was partially offset by increases in margin related to third party storage and the acquisition of Three Star.

Earnings before interest, taxes, depreciation, amortization, and non-cash items (“adjusted EBITDA”)

Fourth quarter 2011 adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $100.4 million from $88.2 million in the fourth quarter of 2010 reflecting higher gross operating margin combined with lower realized losses on financial derivative instruments.

Capital expenditures

Provident substantially increased its 2011 growth capital expenditures when compared to 2010. In the fourth quarter of 2011, Provident incurred total capital expenditures of $59.1 million compared to $26.4 million in the prior year quarter. Driven by substantial demand for new storage services at Redwater, Provident deployed $20.2 million (2010 – $6.5 million) of capital on cavern and brine pond development at the Redwater facility, $12.8 million (2010 – $1.7 million) was directed to the growth-related portions of the Taylor to Boundary Lake and the Septimus to Younger pipeline projects, and $3.7 million (2010 – $12.2 million) of expenditures were incurred for storage and terminalling infrastructure development at the Provident Corunna facility. An additional $7.5 million (2010 – nil) was directed toward the construction of a truck terminal in Cromer, Manitoba while $4.8 million (2010 – $2.5 million) was spent on various infrastructure improvements. Finally, an additional $10.1 million (2010 – $3.5 million) was directed towards sustaining capital activities and office related capital, including $6.5 million (2010 – $1.7 million) related to the sustaining portion of the Taylor to Boundary Lake pipeline.

Net income

Consolidated	Three months ended December 31,
($ 000s, except per share data)	2011	2010	% Change

Net income from continuing operations	$20,585	$63,622	(68)
Net income from discontinued operations	-	8,758	(100)
Net income	$20,585	$72,380	(72)
Per weighted average share (1)
– basic	$0.08	$0.27	(70)
– diluted (2)	$0.08	$0.26	(69)

(1) Based on weighted average number of shares outstanding.
(2) Includes the dilutive impact of convertible debentures.

Net income from continuing operations for the fourth quarter of 2011 was $20.6 million, compared to $63.6 million in the fourth quarter of 2010. Higher adjusted EBITDA was more than offset by higher unrealized losses on financial derivative instruments and higher income tax expense. Net income in the fourth quarter of 2010 was impacted by net income from discontinued operations of $8.8 million related to post-closing adjustments attributed to the sale of the Upstream business in the second quarter of 2010.

Taxes

Continuing operations	Three months ended December 31,
($ 000s)	2011	2010	% Change

Current tax expense	$446	$4,138	(89)
Deferred income tax expense (recovery)	10,185	(22,175)	-
	$10,631	$(18,037)	-

Current tax expense was $0.4 million in the fourth quarter of 2011 compared to an expense of $4.1 million in the fourth quarter of 2010. The fourth quarter 2011 current tax expense was driven by earnings generated in the Company’s recently acquired subsidiary, Three Star, that is in excess of allowable tax pool claims. The fourth quarter 2010 current tax expense was attributed to new IRS guidance that restricted the application of a portion of the tax loss carryback in the U.S. Midstream operations related to the recovery of income taxes paid in prior periods. This provided for a deferred tax benefit, thereby increasing the current income tax expense and deferred income tax recovery in the fourth quarter of 2010. The tax losses were generated primarily by the realized loss on buyout of the financial derivative instruments incurred in the second quarter of 2010.

The 2011 fourth quarter future income tax expense was $10.2 million compared to a deferred income tax recovery of $22.2 million in the fourth quarter of 2010. The deferred income tax expense in the fourth quarter of 2011 resulted primarily from the use of existing tax pools to offset earnings from Provident’s Canadian midstream business. The deferred income tax recovery in the fourth quarter of 2010 resulted in part from the movement from current taxes to deferred income taxes due to the new IRS guidance that restricted the application of a portion of the tax loss carryback in the U.S. Midstream operations related to the recovery of taxes paid in prior periods as discussed above. The remaining change in the deferred income tax recovery resulted from losses created by deductions at the incorporated subsidiary level under the previous Trust structure.

Financing charges

Continuing operations	Three months ended December 31,
($ 000s, except as noted)	2011	2010	% Change

Interest on bank debt	$2,990	$2,631	14
Interest on convertible debentures	4,999	5,452	(8)
	7,989	8,083	(1)
Less: Capitalized borrowing costs	(609)	-	-
Total cash financing charges	$7,380	$8,083	(9)

Weighted average interest rate on all long-term debt	4.9%	5.5%	(11)
Accretion and other non-cash financing charges	1,984	2,426	(18)
Total financing charges	$9,364	$10,509	(11)

Financing charges for the fourth quarter of 2011 have decreased in comparison to the fourth quarter of 2010. Interest on bank debt is higher in the fourth quarter of 2011 as Provident had more debt drawn on its revolving credit facility, partially offset by lower borrowing rates. Interest on convertible debentures for the fourth quarter of 2011 was lower than in the comparable period in 2010 reflecting the refinancing of the 6.5% convertible debentures with the issuance of two new series of 5.75% convertible debentures in late 2010 and 2011, combined with a reduced average coupon rate on the outstanding convertible debentures in 2011.

In addition, in 2011 Provident has capitalized borrowing costs attributable to the construction of assets, such as storage caverns and related facilities, which take a substantial period of time to get ready for their intended use. This reduced the Company’s total recognized financing charges in the fourth quarter of 2011 by $0.6 million (2010 – nil).

Market risk management program

A summary of Provident’s risk management contracts executed during the fourth quarter of 2011 is contained in the following table.

Activity in the Fourth Quarter:

Midstream

		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2012	Crude Oil	1,224	Bpd	US $97.40 per bbl (3) (6)	April 1 - December 31
		1,216	Bpd	US $92.75 per bbl (3) (6)	January 1 - December 31
		978	Bpd	Cdn $101.82 per bbl (3) (6)	July 1 - December 31
	Natural Gas	(30,311)	Gjpd	Cdn $3.26 per gj (2) (6)	January 1 - December 31
	Propane	2,083	Bpd	US $1.4685 per gallon (4) (6)	January 1 - February 29
	Normal Butane	2,445	Bpd	US $1.7434 per gallon (5) (6)	January 1 - December 31
	Foreign Exchange			Sell US $2,633,333 per month @ 1.016 (7)	January 1 - June 30
				Sell US $5,785,714 per month @ 0.996 (7)	January 1 - July 31
				Sell US $5,144,444 per month @ 0.996 (7)	January 1 - September 30
				Sell US $2,666,667 per month @ 1.042 (7)	April 1 - December 31
				Sell US $2,875,000 per month @ 1.050 (7)	January 1 - December 31

2013	Crude Oil	1,700	Bpd	US $96.65 per bbl (3) (6)	January 1 - March 31
	Foreign Exchange			Sell US $5,000,000 per month @ 1.050 (7)	January 1 - March 31

Corporate

		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

	Interest Rate	$50,000,000	Notional (Cdn$)	Pay Average Fixed rate of 1.124% (8)	July 1 2013 - September 30, 2014

(1)	The above table represents transactions entered into over the fourth quarter of 2011.
(2)	Natural Gas contracts are settled against AECO monthly index.
(3)	Crude Oil contracts are settled against NYMEX WTI calendar average.
(4)	Propane contracts are settled against Mont Belvieu C3 TET.
(5)	Normal Butane contracts are settled against Belvieu NC4 NON TET and Belvieu NC4 TET.
(6)	Frac spread contracts.
(7)	US Dollar forward contracts are settled against the Bank of Canada noon rate average. Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the underlying commodity.
(8)	Interest rate forward contract settles monthly against 1M CAD BA CDOR.

Settlement of market risk management contracts

The following table summarizes the impact of financial derivative contracts settled during the fourth quarters of 2011 and 2010 that were included in realized loss on financial derivative instruments.

	Three months ended December 31,
Realized loss on financial derivative instruments	2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)

Frac spread related
Crude oil	$(809)	0.1	$(2,929)	0.3
Natural gas	(4,760)	6.4	(4,721)	6.4
Propane	2,409	1.1	(6,738)	1.1
Butane	(851)	0.4	(4,301)	0.4
Condensate	(967)	0.2	(596)	0.2
Foreign exchange	(3,677)		1,135
Sub-total frac spread related	(8,655)		(18,150)
Corporate
Electricity	680		(79)
Interest rate	(321)		(35)
Management of exposure embedded in physical contracts	(3,110)	1.0	1,858	0.2
Realized loss on financial derivative instruments	$(11,406)		$(16,406)

(1)	The above table represents aggregate net volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss for the fourth quarter of 2011 was $11.4 million compared to $16.4 million in the comparable 2010 quarter. The majority of the realized loss in the fourth quarter of 2011 was driven by natural gas purchase derivative contracts settling at a contracted price higher than the market natural gas prices, foreign exchange contracts settling at a contracted rate lower than the average market rates, as well as crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period. The comparable 2010 realized loss was driven mostly by NGL derivative sales contracts settling at a contracted price lower than the market NGL prices during the settlement period, natural gas purchase derivative contracts in the Midstream business settling at a contracted price higher than the market natural gas prices during the settlement period as well as crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period.

2011 Year end results

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, amortization, and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between these measures and income from continuing operations before taxes follows:

Continuing operations	Year ended December 31,
($ 000s)	2011	2010	% Change

Income before taxes	$165,703	$64,390	157
Adjusted for:
Financing charges	41,282	32,251	28
Unrealized gain offsetting buyout of financial derivative instruments	-	(177,723)	(100)
Unrealized loss on financial derivative instruments	3,235	52,599	(94)
Depreciation and amortization	43,630	44,475	(2)
Unrealized foreign exchange gain and other	(414)	(3,786)	(89)
Loss on revaluation of conversion feature of convertible debentures and redemption liability	17,469	433	3,934
Non-cash share based compensation expense	12,469	1,280	874
Adjusted EBITDA attributable to non-controlling interest	(946)	-	-
Adjusted EBITDA	282,428	13,919	1,929

Adjusted for:
Realized loss on buyout of financial derivative instruments	-	199,059	(100)
Strategic review and restructuring costs	-	13,782	(100)
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	$282,428	$226,760	25

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by (used in) operating activities:

Reconciliation of funds flow from operations	Year ended December 31,
($ 000s)	2011	2010	% Change

Cash provided by (used in) operating activities	$220,239	$(39,669)	-
Change in non-cash operating working capital	33,145	28,472	16
Site restoration expenditures - discontinued operations	-	2,041	(100)
Funds flow from operations attributable to non-controlling interest	(752)	-	-
Funds flow from operations	252,632	(9,156)	-
Funds flow from discontinued operations	-	2,436	(100)
Realized loss on buyout of financial derivative instruments	-	199,059	(100)
Strategic review and restructuring costs	-	13,782	(100)
Adjusted funds flow from continuing operations	$252,632	$206,121	23

Funds flow from continuing operations and dividends

	Year ended December 31,
($ 000s, except per share data)	2011	2010	% Change
Funds flow from continuing operations and dividends
Funds flow from continuing operations	$252,632	$(6,720)	-
Adjusted funds flow from continuing operations(1)	$252,632	$206,121	23
Per weighted average share
- basic and diluted (2)	$0.93	$0.77	21
Declared dividends	$146,287	$191,639	(24)
Per share	$0.54	$0.72	(25)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	63%	96%	(34)

(1)	Adjusted funds flow from operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(2)	Includes dilutive impact of convertible debentures.

Funds flow from continuing operations includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs associated with the separation and divestment of Provident’s Upstream business and the corporate conversion. Adjusted funds flow from continuing operations is presented as a measure to evaluate the performance of Provident’s pure-play Midstream infrastructure business and to provide additional information to assess future funds flow generating capability.

For the year ended December 31, 2011, adjusted funds flow from continuing operations was $252.6 million, 23 percent above the $206.1 million in 2010. The increase is attributed to a significant increase in gross operating margin partially offset by higher realized losses on financial derivative instruments and a current income tax recovery in 2010.

Declared dividends in 2011 totaled $146.3 million, 63 percent of adjusted funds flow from continuing operations, net of sustaining capital spending. This compares to $191.6 million of declared distributions in the comparable period of 2010, 96 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of Provident that is based on assumptions about future economic conditions and courses of action. There are a number of risks and uncertainties, which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. In addition, the following outlook for 2012, including Provident's anticipated capital program, is provided by Provident only and does not reflect the completion of the proposed acquisition of Provident by Pembina as described in "Recent Developments" in this MD&A or the intentions of Pembina following closing of the acquisition.    See “Forward-looking information” in this MD&A for additional information regarding assumptions and risks in respect of Provident’s forward-looking information.

Provident delivered record adjusted EBITDA in 2011 and exceeded all of its key performance objectives:

•	Provident generated year-over-year adjusted EBITDA growth of 25 percent;

•	Provident exited 2011 with a total debt to adjusted EBITDA ratio of approximately 1.8 to 1, less than its target of 2.5 to 1; and
•	Provident paid out $146 million in dividends and achieved a payout ratio of adjusted funds flow from continuing operations, net of sustaining capital spending, of 63 percent, well below its target of 80 percent.

Provident deployed approximately $134 million of capital in 2011, comprised of $113 million of new growth capital and $21 million of sustaining capital. 2011 growth capital spending increased 78 percent over 2010 and reflects Provident’s success in developing new fee-for-service growth projects around its midstream assets. Provident completed several key projects in the fourth quarter including completion of the Septimus to Younger pipeline, completion of the Taylor to Boundary Lake pipeline replacement and is in the final stages of tie-in of its NGL truck unloading terminal at Cromer, Manitoba. In addition, on October 3, 2011, Provident completed the acquisition of a two-thirds interest in Three Star, a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers.

The Taylor to Boundary lake pipeline project included construction to upgrade and replace an aging section of the Taylor to Boundary Lake pipeline on the Liquids Gathering System. A significant portion of the new pipeline segment was placed into service during the second quarter of 2011 with the final leg of the pipeline completed in the fourth quarter of 2011. The goal of replacing the aging sections of this pipeline was to ensure continued safe operation and to increase Younger throughput from growing Montney development.

For 2012, Provident announced a $135 million growth capital program and approximately $10 million to $15 million of sustaining capital. The growth capital for 2012 is anticipated to be allocated as follows:

•	Provident expects to deploy approximately $95 million on the continued development of underground storage caverns and related infrastructure at Redwater, reflecting strong producer demand for storage of diluents and/or crude oil to enhance operational efficiencies. Provident continues to have more demand for storage services at Redwater than it can currently provide, and indications are that demand for hydrocarbon storage continues to grow.

•	Provident expects to spend approximately $6 million on projects around its Younger fractionation facility and Liquids Gathering System to optimize Younger plant operating capacity and further enhance Redwater West supply.

•	Approximately $18 million of capital has been allocated to the initial phase of a planned debottlenecking and optimization of the Redwater NGL facility, which is expected to increase throughput capacity by approximately 7,500 bpd.

•	For 2012, Provident allocated approximately $10 million of capital for projects associated with its storage and terminalling facilities at Corunna, Ontario.

•	Provident allocated approximately $6 million of capital towards expanding Provident’s crude oil and NGL footprint in the Bakken area, including activities around its Cromer truck terminal and projects completed through its subsidiary, Three Star.

In terms of the NGL market outlook:

•	Warm weather at the end of the fourth quarter 2011 reduced the demand for propane, which is primarily used to meet winter heating demand. The unseasonably warm trend has continued into the first quarter of 2012. This has resulted in lower propane sales and pricing so far in the first quarter of 2012. Despite this short-term softness, propane industry fundamentals for the future remain strong with high propane exports from North America and strong petrochemical margins where propane is used as feedstock.

•	Spot Alberta natural gas prices are currently about 40 percent lower than they were in the fourth quarter of 2011, which has led to significantly lower production costs for NGLs at Empress and Younger.

•	Increasing heavy oil production in Alberta continues to increase the demand for condensate and butane as a diluent and butane as a solvent in SAGD operations. Provident continues to see very strong demand for fractionation, storage and ancillary services.

•	Empress extraction premiums are near the midpoint of a $6 to $9 per gigajoule range.

Based on current market conditions, Provident’s expectation is that first quarter 2012 adjusted EBITDA will be near first quarter 2011 levels. For 2012, Provident has hedged approximately 66 percent of its estimated NGL frac spread sales volumes and approximately 68 percent of its estimated frac spread natural gas input volumes.

Provident has contracted with a third party engineering firm to develop a detailed cost estimate on the twinning of its ethane-plus Redwater NGL Facility. The increasing production of NGL mix in the Western Canadian Sedimentary Basin would be the primary source of volumes for the 65,000 bpd fractionation expansion. If there is a sufficient level of customer commitment and Board of Director approval by mid-2012, the facility could be in operation by mid-2014.

Subsequent to the end of the fourth quarter 2011, Pembina and Provident announced an agreement whereby Pembina would acquire all of the issued and outstanding shares of Provident. Under the terms of the Arrangement Agreement, Provident shareholders will receive 0.425 of a Pembina share for each Provident share held. The proposed transaction will be carried out by a court-approved plan of arrangement and require the approval of both Provident and Pembina shareholders. Provident will hold its special meeting to approve the transaction on March 27, 2012, at 9:00 a.m. (MT) in the Ballroom at the Metropolitan Conference Center, 333 – 4 Avenue SW, Calgary, Alberta. The transaction is expected to close on or about April 1, 2012, subject to receipt of all shareholder and regulatory approvals and the satisfaction of all other closing conditions.

Dividends and distributions

The following table summarizes dividends and distributions paid as declared by Provident since inception:

	Distribution / Dividend Amount
Per share / unit	(Cdn$)	(US$)*
2001 Cash Distributions paid as declared – March 2001 – December 2001	$2.54	$1.64
2002 Cash Distributions paid as declared	2.03	1.29
2003 Cash Distributions paid as declared	2.06	1.47
2004 Cash Distributions paid as declared	1.44	1.10
2005 Cash Distributions paid as declared	1.44	1.20
2006 Cash Distributions paid as declared	1.44	1.26
2007 Cash Distributions paid as declared	1.44	1.35
2008 Cash Distributions paid as declared	1.38	1.29
2009 Cash Distributions paid as declared	0.75	0.67
2010 Cash Distributions paid as declared	0.72	0.72
Inception to December 31, 2010 – Cash Distributions paid as declared	$15.24	$11.99
Capital Distribution - June 29, 2010	$1.16	$1.10

2011 Cash Dividends paid as declared

Record Date	Payment Date
January 20, 2011	February 15, 2011	$0.045	$0.046
February 24, 2011	March 15, 2011	0.045	0.046
March 22, 2011	April 15, 2011	0.045	0.047
April 20, 2011	May 13, 2011	0.045	0.046
May 26, 2011	June 15, 2011	0.045	0.046
June 22, 2011	July 15, 2011	0.045	0.047
July 20, 2011	August 15, 2011	0.045	0.046
August 24, 2011	September 15, 2011	0.045	0.046
September 21, 2011	October 14, 2011	0.045	0.044
October 24, 2011	November 15, 2011	0.045	0.044
November 23, 2011	December 15, 2011	0.045	0.044
December 21, 2011	January 13, 2012	0.045	0.044
Total 2011 Cash Dividends paid as declared		$0.540	$0.546
Total inception to December 31, 2011 Cash Distributions/Dividends and Capital Distribution		$16.940	$13.636

* Exchange rate based on the Bank of Canada noon rate on the payment date.

Provident Midstream operating results review

The Midstream business

Provident’s Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers. In order to aid in the understanding of the business, this MD&A provides information about the associated business activities of the Midstream operation comprising Redwater West, Empress East and Commercial Services. The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income. The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Company.

Redwater West is comprised of the following core assets:

•	100 percent ownership of the Redwater NGL facility, incorporating a 65,000 bpd fractionation, storage and transportation facility that includes 12 pipeline receipt and delivery points, railcar loading facilities with direct access to CN rail and indirect access to CP rail, multi-product truck loading facilities, 7.8 million gross barrels of salt cavern storage, and a 80,000 bpd condensate rail offloading facility with a 500 railcar storage yard. The Redwater facility is the only facility in western Canada that can fractionate a high-sulphur ethane-plus mix.

•	Approximately 7,000 bpd of contracted fractionation capacity at other facilities.

•	43.3 percent direct ownership and 100 percent control of all products from the nameplate capacity 750 mmcfd Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies local markets as well as Provident’s Redwater facility near Edmonton.

•	100 percent ownership of the 565 kilometer proprietary Liquids Gathering System (“LGS”) that runs along the Alberta-British Columbia border providing access to a highly active basin for liquids-rich natural gas exploration and exploitation. Provident also has long-term shipping rights on the Pembina pipeline system that extends the product delivery transportation network through to the Redwater facility.

•	A rail car fleet of approximately 500 rail cars under long-term lease agreement.

Empress East is comprised of the following core assets:

•	Approximately 2.0 Bcfd in extraction capacity at Empress, Alberta. This is the combination of 67.5 percent ownership of the 1.2 Bcfd capacity Provident Empress NGL extraction plant, 33.0 percent ownership in the 2.7 Bcfd capacity BP Empress 1 Plant, 12.4 percent ownership in the 1.1 Bcfd capacity ATCO Plant and 8.3 percent ownership in the 2.4 Bcfd capacity Spectra Plant.

•	100 percent ownership of a 55,000 bpd debutanizer at Empress, Alberta.

•	50 percent ownership in both the 150,000 bpd Kerrobert pipeline and 1.6 mmbbl underground storage facility near Kerrobert, Saskatchewan which facilitates injection of NGLs into the Enbridge pipeline system. Along the Enbridge pipeline system in Superior, Wisconsin, Provident holds an 18.3 percent ownership of a 300,000 barrel storage staging facility and 18.3 percent ownership of a 10,000 bpd depropanizer.

•	In Sarnia, Ontario, 16.5 percent ownership of a nameplate capacity 150,000 bpd fractionators and 1.7 mmbbl of raw product storage capacity, as well as 18.0 percent of 5.7 mmbbl of finished product storage and a rail, truck and pipeline terminalling facility. An additional 150,000 bbls of specification product storage capacity is also contracted in the Sarnia area.

•	100 percent ownership of the Provident Corunna storage facility. The 1,000 acre site has an active cavern storage capacity of 12.8 million barrels, consisting of 4.8 million barrels of hydrocarbon storage and 8.0 million barrels currently used for brine storage. The facility also includes 13 pipeline connections and a rail offloading facility.

•	A propane distribution terminal at Lynchburg, Virginia.

•	A rail car fleet of approximately 400 rail cars under long-term lease agreement.

Commercial Services includes services such as fractionation, storage, NGL terminalling, loading and offloading that are provided to third parties on a cost of service or a fee basis utilizing assets at Provident’s Redwater facility. In addition, pipeline tariff income is generated from Provident’s ownership of the LGS in northwest Alberta which flows into Pembina’s pipeline from LaGlace to Redwater. Provident also collects tariff income from its 50 percent ownership in the Kerrobert Pipeline which transports NGLs from Empress to Kerrobert for injection into the Enbridge pipeline for delivery to Sarnia. Provident owns a debutanizer at its Empress facility, which removes condensate from the NGL mix for sale as a diluent to blend with heavy oil. This service is provided to a major energy company on a long-term cost of service basis. Earnings from these activities have little direct exposure to market price volatility and are thus relatively stable. The assets used to generate this fee-for-service income are also employed to generate proprietary income in Redwater West and Empress East. Commercial Services also includes operating results from Three Star, a Saskatchewan based oilfield hauling company serving Bakken area crude oil producers, of which a two-thirds interest was acquired in October 2011.

Provident’s integrated marketing and distribution arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic. Rather than selling NGLs produced by the Redwater West and Empress East facilities at the plant gate, the marketing and logistics group utilizes Provident’s integrated suite of transportation, storage and logistics assets to access markets across North America. Due to its broad marketing scope, Provident’s NGL products are priced based on multiple pricing indices. These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario. Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident’s marketing group also generates arbitrage trading margins by taking advantage of trading opportunities created by locational price differentials.

Long-term contracts

Provident has several long-term contracts in place to help ensure product availability and to secure long-term revenue streams. These contracts include:

•	A long-term purchase agreement for NGL mix at the Younger NGL extraction plant.

•	A significant portion of the available propane, butane and condensate (“propane-plus”) fractionation capacity at the Redwater fractionation facility is contracted through a long term fee-for-service arrangement with third parties.

•	The ethane produced from Provident’s facilities at Empress and Redwater is largely sold under long-term contracts.

•	A portion of Provident’s 80,000 bpd capacity of condensate rail off-loading is under long-term contracts.

•	A significant portion of the condensate storage capacity of 500,000 barrels at the Provident Redwater facility is sold under long-term contracts to various third parties.

•	A long-term significant propane sales contract at the Provident Redwater facility.

•	A long-term contract on a cost of service basis for the majority of its 50,000 bbl/d Empress debutanizer facility with a major energy producer.

•	Agreements with Nova Chemicals Corporation for storage at the Provident Redwater facility.

•	A 10-year crude oil storage agreement, totaling approximately one million barrels of storage capacity, at the Provident Redwater facility with a major producer on a fee-for-service basis.

•	A 10-year agreement with a major industrial company in the Sarnia area for storage and the use of associated pipeline and drying facilities at the Provident Corunna facility on a fee-for-service basis.

Market environment

Provident’s performance is closely tied to market prices for NGLs and natural gas, which can vary significantly from period to period. The key reference prices impacting Midstream gross operating margin are summarized in the following table:

Midstream business reference prices	Year ended December 31,
	2011	2010	% Change

WTI crude oil (US$ per barrel)	$95.12	$79.53	20
Exchange rate (from US$ to Cdn$)	0.99	1.03	(4)
WTI crude oil expressed in Cdn$ per barrel	$94.21	$81.92	15

AECO natural gas monthly index (Cdn$ per gj)	$3.48	$3.93	(11)

Frac Spread Ratio (1)	27.0	20.9	29

Mont Belvieu Propane (US$ per US gallon)	$1.47	$1.17	26
Mont Belvieu Propane expressed as a percentage of WTI	65%	62%	5

Market Frac Spread in Cdn$ per barrel (2)	$54.67	$40.30	36

(1)	Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2)	Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The pricing environment for NGLs in 2011 was significantly stronger than in 2010. The average 2011 WTI crude oil price was US$95.12 per barrel, representing an increase of 20 percent compared to US$79.53 per barrel in 2010. The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in 2011 compared to 2010. Propane prices were also stronger than in the comparative period, reflecting the increase in crude oil prices combined with lower North American propane supply for much of 2011 resulting from above average exports and stronger demand from the petrochemical sector. The Mont Belvieu propane price averaged US$1.47 per U.S. gallon (65 percent of WTI) in 2011, compared to US$1.17 per U.S. gallon (62 percent of WTI) in 2010. Butane and condensate sales prices were also much improved in 2011, also reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The 2011 AECO natural gas price averaged $3.48 per gj compared to $3.93 per gj during 2010, a decrease of 11 percent. While low natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may curtail drilling activities. However, strengthening NGL pricing in 2011 has resulted in improved netbacks for producers drilling in natural gas plays with higher levels of associated NGLs, such as the Montney area in British Columbia. Increased focus on liquids-rich natural gas drilling is beneficial to Provident supply, particularly at Redwater. Continued softness in natural gas prices has improved market frac spreads but has also caused an increase in extraction premiums paid for natural gas supply in western Canada, particularly at Empress.

The margins generated from Provident’s extraction operations at Empress, Alberta and Younger, British Columbia are determined primarily by “frac spreads”, which represent the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products. Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the “frac spread ratio”), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. Traditionally, a higher frac spread ratio and higher crude oil prices will result in stronger extraction margins. Differentials between propane-plus and crude oil prices, as well as location price differentials will also impact frac spreads. Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within frac spreads, however these costs are included when determining operating margin.

Market frac spreads averaged $54.67 per barrel in 2011, representing a 36 percent increase from $40.30 per barrel in 2010. Higher frac spreads were a result of higher NGL prices combined with a lower AECO natural gas price. While Provident benefits directly from higher frac spreads at its Younger facility, the benefit of higher market frac spreads in 2011 was offset at Empress by continued high costs for natural gas supply in the form of extraction premiums. Empress extraction premiums in 2011 increased approximately 30 percent when compared to 2010 and, are primarily a result of low volumes of natural gas flowing past the Empress straddle plants and increased competition for NGLs as a result of higher frac spreads. Empress border flow was relatively flat in 2011 compared to 2010 at an average rate of approximately 4.8 bcf per day. Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs during periods of high demand.

Provident partially mitigates the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada. Provident purchases NGL mix which is transported to the truck rack at the Provident Empress facility. The NGL mix is then transported to the premium-priced Sarnia market for fractionation and sale. Provident also purchases NGL mix supply from other Empress plant owners as well as in the Edmonton market. While gross operating margins benefit from additional NGL mix supply, per unit margins are impacted as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

Industry propane inventories in the United States were approximately 55.2 million barrels at the end of 2011, which is approximately 1.5 million barrels above the five year historical average. Inventory levels are above the five year historical average primarily due to the mild winter temperatures across the United States in the fourth quarter of 2011 that has reduced demand for propane. Year end 2011 Canadian industry propane inventories were approximately 7.5 million barrels, 1.8 million barrels higher than the historic five year average. Propane inventories in Canada are at high levels primarily due to mild winter temperatures in central Canada in the fourth quarter of 2011 that has reduced demand for propane.

Provident Midstream business performance

Provident Midstream results are summarized as follows:

	Year ended December 31,
(bpd)	2011	2010	% Change

Redwater West NGL sales volumes	58,969	63,006	(6)
Empress East NGL sales volumes	45,790	43,069	6
Provident Midstream NGL sales volumes	104,759	106,075	(1)

	Year ended December 31,
($ 000s)	2011	2010	% Change

Redwater West margin	$213,256	$160,208	33
Empress East margin	109,439	88,965	23
Commercial Services margin	58,680	63,803	(8)
Gross operating margin	381,375	312,976	22
Realized loss on financial derivative instruments	(66,521)	(50,865)	31
Cash general and administrative expenses	(38,590)	(35,391)	9
Other income and realized foreign exchange	7,110	40	17,675
Adjusted EBITDA attibutable to non-controlling interest	(946)	-	-
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	282,428	226,760	25
Realized loss on buyout of financial derivative instruments	-	(199,059)	(100)
Strategic review and restructuring costs	-	(13,782)	(100)
Adjusted EBITDA	$282,428	$13,919	1,929

Gross operating margin

Midstream gross operating margin was $381.4 million for the year ended December 31, 2011 compared to $313.0 million in 2010. The 22 percent increase was the result of a higher contribution from both Redwater West and Empress East by 33 percent and 23 percent, respectively, partially offset by an eight percent decrease in operating margin from Commercial Services.

Redwater West

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta. Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia. The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale. The feedstock for Redwater West has a significant portion of NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident’s industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Provident’s condensate terminal is the largest of its size in western Canada. Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within Commercial Services, while income relating to proprietary condensate marketing activities remains within Redwater West.

The operating margin for Redwater West in 2011 was $213.3 million, an increase of 33 percent compared to $160.2 million in 2010. Stronger 2011 results when compared to 2010 were primarily due to stronger market prices for all NGL products as well as higher frac spreads at Younger. Overall, Redwater West NGL sales volumes averaged 58,969 barrels per day in 2011, a six percent decrease compared to 2010. Lower NGL sales volumes can be largely attributed to a decrease in sales volumes for condensate in 2011 compared to 2010. Condensate sale volumes decreased compared to the prior year as Provident imported less condensate via railcar from the U.S. Gulf Coast for sale into the western Canadian market. Margins on imported condensate supply tend to be lower than product supplied through western Canadian NGL mix or product extracted at Younger due to the significant transportation costs incurred on imported product. Decreases in sales volumes were more than offset by significant improvements in condensate market pricing, resulting in a higher product operating margin despite the decrease in sales volumes.

Product operating margins for propane and butane were higher in 2011 relative to the comparative period primarily due to more favourable market pricing. Mt. Belvieu pricing for propane and butane both increased by 26 percent in 2011 compared to 2010. The ethane product margin increased slightly in 2011 compared to 2010 primarily associated with increased sales volumes.

Empress East

Provident extracts NGLs from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting propane and butane to Sarnia, Ontario for fractionation and sale into markets in central Canada and the eastern United States. The margin in the business is determined primarily by frac spreads. Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Empress East gross operating margin in 2011 was $109.4 million compared to $89.0 million in 2010. The 23 percent increase was due to increased sales volumes primarily driven by strong demand for propane in 2011 when compared to 2010 as well as strong refinery demand for butane in 2011. While condensate sales volumes were lower in 2011 compared to 2010 the decrease was more than offset by the significant increase in condensate market prices, primarily driven by the 20 percent increase in WTI. Overall, Empress East NGL sales volumes averaged 45,790 barrels per day, a six percent increase compared to 2010. Stronger market prices for propane-plus products and consistently low gas prices resulted in higher frac spreads which was also beneficial to gross operating margin. The positive impacts of strong demand, higher NGL sales prices and a lower AECO natural gas price were partially offset by increased extraction premiums paid to purchase natural gas in the Empress market.

Commercial Services

Provident also utilizes its assets to generate income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services. Income from pipeline tariffs from Provident’s ownership in NGL pipelines is also included in this activity. During the third quarter of 2011, Provident announced long-term storage agreements at both the Redwater facility and Provident’s Corunna facility. In the fourth quarter, Provident announced a long-term storage agreement for crude oil storage at the Redwater facility. In addition, in the fourth quarter of 2011 Provident completed the acquisition of a two-thirds interest in Three Star, a Saskatchewan based oilfield hauling company serving Bakken area crude oil producers.

The gross operating margin for commercial services in 2011 was $58.7 million, a decrease of eight percent compared to $63.8 million in 2010. The decrease in margin was primarily associated with decreased condensate terminalling revenues partly as a result of the termination of a multi-year condensate storage and terminalling services agreement in 2010 as well as the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area. This decrease was partially offset by increases in margin related to third party storage as well as due to the acquisition of Three Star.

Earnings before interest, taxes, depreciation, amortization, accretion, and non-cash items (“adjusted EBITDA”)

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs incurred in 2010, associated with the separation of the business units. Management has presented a metric excluding these items as an additional measure to evaluate Provident’s performance in the period and to assess future earnings generating capability.

Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $282.4 million from $226.8 million in 2010. The increase reflects higher gross operating margin from both Redwater West and Empress East, partially offset by higher realized losses on financial derivative instruments under the market risk management program. In addition, 2011 includes other income of $6.4 million related to payments received from third parties relating to certain contractual volume commitments at the Empress facilities.

Capital expenditures

Provident substantially increased its 2011 growth capital expenditures when compared to 2010. In 2011, Provident incurred total capital expenditures of $134.1 million compared to $70.2 million in the prior year. Driven by substantial demand for new storage services at Redwater, Provident deployed $34.5 million (2010 – $17.8 million) of capital on cavern and brine pond development at the Redwater facility, $22.1 million (2010 – $2.0 million) was directed to the growth-related portions of the Taylor to Boundary Lake and the Septimus to Younger pipeline projects, and $39.3 million (2010 – $37.4 million) of expenditures were directed towards storage and terminalling infrastructure development at the Provident Corunna facility. An additional $9.2 million (2010 – nil) was directed toward the construction of a truck terminal in Cromer, Manitoba while $7.9 million (2010 – $6.4 million) was spent on various other infrastructure improvements. Finally, an additional $21.1 million (2010 – $6.6 million) was directed towards sustaining capital activities and office related capital, including $13.1 million (2010 – $2.0 million) related to the Taylor to Boundary Lake pipeline.

Net income (loss)

Consolidated	Year ended December 31,
($ 000s, except per share data)	2011	2010	% Change

Net income from continuing operations	$97,217	$112,217	(13)
Net loss from discontinued operations	-	(122,723)	(100)
Net income	$97,217	$(10,506)	-
Per weighted average share
– basic and diluted (1)	$0.36	$(0.04)	-

(1) Based on weighted average number of shares outstanding and includes dilutive impact of convertible debentures.

In 2011, Provident recorded net income of $97.2 million. The net loss of $10.5 million in 2010 includes a net loss from discontinued operations of $122.7 million attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations was $97.2 million in 2011, compared to $112.2 million in 2010. Higher adjusted EBITDA, combined with the impact of the two identified significant events in 2010 and the change in unrealized financial derivative instruments, was more than offset by higher financing, share based compensation and income tax expenses.

Taxes

Continuing operations	Year ended December 31,
($ 000s)	2011	2010	% Change

Current tax expense (recovery)	$654	$(6,956)	-
Deferred income tax expense (recovery)	67,832	(40,871)	-
	$68,486	$(47,827)	-

The current tax expense in 2011 of $0.7 million (2010 – $7.0 million recovery) is mainly attributed to earnings generated in the Company’s recently acquired subsidiary, Three Star, that is in excess of allowed tax pool claims. The current tax recovery in 2010 was attributed to applying tax loss carrybacks allowing the recovery of taxes paid in prior periods. The tax losses in 2010 were generated primarily by the realized loss on buyout of financial derivative instruments in the second quarter of 2010.

Deferred income tax expense for 2011 was $67.8 million compared to a recovery of $40.9 million in 2010. As a result of Provident’s adoption of IFRS, the balance of deferred income taxes on the December 31, 2010 statement of financial position increased by $22.3 million when compared to the previous Canadian GAAP amount (see note 5 of the consolidated financial statements). This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. Upon conversion to a corporation on January 1, 2011, these timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS difference at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings, resulting in incremental deferred tax expense of approximately $24 million. The remaining deferred tax expense in 2011 relates to the use of existing tax pools to offset earnings generated in the year. The deferred tax recovery in 2010 was primarily driven by losses created by deductions at the incorporated subsidiary level under the previous Trust structure.

At December 31, 2011 Provident has approximately $900 million of tax pools and non-capital losses available to claim against taxable income in future years.

Financing charges

Continuing operations	Year ended December 31,
($ 000s, except as noted)	2011	2010	% Change

Interest on bank debt	$9,798	$9,316	5
Interest on convertible debentures	21,035	17,538	20
	30,833	26,854	15
Less: Capitalized borrowing costs	(1,348)	-	-
Less: Discontinued operations portion	-	(2,501)	(100)
Total cash financing charges	$29,485	$24,353	21

Weighted average interest rate on all long-term debt	5.2%	4.8%	8
Loss on purchase of convertible debentures	3,342	-	-
Accretion and other non-cash financing charges	8,455	9,392	(10)
Less: Discontinued operations portion	-	(1,494)	(100)
Total financing charges	$41,282	$32,251	28

Financing charges for 2011 have increased relative to 2010. Interest on bank debt is higher in 2011 as average borrowing rates on Provident’s revolving credit facility were higher than in 2010. Interest on convertible debentures for 2011 was also higher than in the prior year reflecting a higher face value outstanding, partially offset by a reduced average coupon rate on the convertible debentures outstanding. Financing charges also increased in 2011 as a result of losses recognized on the re-purchase of 6.5% convertible debentures in February 2011 and the redemption of the remaining 6.5% convertible debentures in May 2011. In addition, the prior year includes an allocation of interest expense and associated financing charges to discontinued operations.

In 2011, Provident has capitalized borrowing costs attributable to the construction of assets, such as storage caverns and related facilities, which take a substantial period of time to get ready for their intended use. This reduced the Company’s total recognized financing charges in 2011 by $1.3 million (2010 – nil).

Market risk management program

Provident’s market risk management program utilizes financial derivative instruments to provide protection against commodity price volatility and protect a base level of operating cash flow. Provident has entered into financial derivative contracts through March 2013 to protect the relationship between the purchase cost of natural gas and the sales price of propane, butane and condensate and to protect the relationship between NGLs and crude oil in physical sales contracts. The program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident’s input costs.

The commodity price derivative instruments Provident uses include put and call options, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident’s credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments. Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted. In addition, Provident has a diversified base of available counterparties.

In April 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total cost of $199.1 million. The buyout of Provident’s forward mark to market positions allowed Provident to refocus its market risk management program on protecting margins on a portion of its frac spread production and managing physical contract exposure for a period of up to two years.

Management continues to actively monitor market risk and continues to mitigate its impact through financial risk management activities. Subject to market conditions including adequate liquidity, Provident’s intention is to hedge approximately 50 percent of its forecasted natural gas production volumes and forecasted NGL sales volumes on a rolling 12 month basis. Subject to market conditions, Provident may add additional positions as appropriate for up to 24 months.

Settlement of market risk management contracts

The following table summarizes the impact of financial derivative contracts settled during the years ended December 31, 2011 and 2010. The table excludes the impact of the Midstream derivative contract buyout of financial derivative instruments incurred in the second quarter of 2010 which is presented separately on the consolidated statement of operations.

	Year ended December 31,
Realized loss on financial derivative instruments	2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)

Frac spread related
Crude oil	$(6,186)	0.4	$(17,315)	2.0
Natural gas	(12,695)	24.7	(29,849)	16.9
Propane	(36,630)	3.9	(9,819)	1.6
Butane	(7,909)	1.2	(4,889)	0.6
Condensate	(4,833)	0.6	(504)	0.2
Foreign exchange	(2,205)		3,766
Sub-total frac spread related	(70,458)		(58,610)
Corporate
Electricity	2,627		367
Interest rate	(743)		(847)
Management of exposure embedded in physical contracts	2,053	3.0	8,225	0.6
Realized loss on financial derivative instruments	$(66,521)		$(50,865)

(1)	The above table represents aggregate volumes that were bought/sold over the periods. Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss for the year ended December 31, 2011 was $66.5 million compared to a realized loss of $50.9 million in 2010. The majority of the realized loss in 2011 was driven by NGL derivative sales contracts settling at a contracted price lower than current NGL market prices, natural gas derivative purchase contracts settling at a contracted price higher than the market natural gas prices, as well as crude oil derivative sales contracts settling at a contracted price lower than the crude oil market prices during the settlement period. The comparable 2010 realized loss was driven mostly by natural gas derivative purchase contracts settling at a contracted price higher than the market natural gas prices, crude oil derivative sales contracts settling at contracted crude oil prices lower than the crude oil market prices during the settlement period, as well as NGL derivative sales contracts settling at a contracted price lower than the current NGL market prices.

The following table is a summary of the net financial derivative instruments liability:

	As at	As at
	December 31,	December 31,
($000s)	2011	2010
Frac spread related
Crude oil	$10,196	$16,733
Natural gas	30,579	19,113
Propane	(4,784)	16,246
Butane	2,969	4,755
Condensate	3,100	2,099
Foreign exchange	3,747	(28)
Sub-total frac spread related	45,807	58,918
Management of exposure embedded in physical contracts	12,878	(1,168)
Corporate
Electricity	(734)	(421)
Interest rate	2,246	(366)
Other financial derivatives
Conversion feature of convertible debentures	36,958	9,586
Redemption liability related to acquisition of Three Star	7,548	-
Net financial derivative instruments liability	$104,703	$66,549

The net liability in both periods represents unrealized “mark-to-market” opportunity costs related to financial derivative instruments with contract settlements ranging from January 1, 2011 through September 30, 2014 (with the exception of the conversion feature of convertible debentures, which is associated with long-term debt maturing in 2017 and 2018). The balances are required to be recognized in the financial statements under generally accepted accounting principles. These financial derivative instruments were generally entered into in order to manage commodity prices and protect future Midstream product margins. Fluctuations in the market value of these instruments impact earnings prior to their settlement dates but have no impact on funds flow from operations until the instruments are actually settled.

For convertible debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of operations. This resulted in Provident recording a loss of approximately $19.0 million (2010 – nil) on the revaluation of the conversion feature of convertible debentures on the consolidated statement of operations.

Under IFRS, Provident is required to value the put option on the shares held by the non-controlling interest of its subsidiary, Three Star. This resulted in the recognition on acquisition of approximately $9.1 million as a redemption liability with an offsetting debit to other equity based on the present value of the redemption amount. Provident is also required to measure the fair value of this put option each reporting date. This resulted in Provident recording a gain of approximately $1.5 million (2010 – nil) on the consolidated statement of operations.

Liquidity and capital resources

	As at	As at
Consolidated	December 31,	December 31,
($000s)	2011	2010	% Change

Long-term debt - bank facilities and other (1)	$194,135	$72,882	166
Long-term debt - convertible debentures (1)	315,786	400,872	(21)
Working capital surplus (excluding financial derivative instruments)	(97,561)	(79,633)	23
Net debt	$412,360	$394,121	5

Shareholders' equity (at book value)	579,058	588,207	(2)
Total capitalization at book value	$991,418	$982,328	1

Total net debt as a percentage of total book value capitalization	42%	40%	5

 (1) Includes current portion of long-term debt.

Midstream revenues are received at various times throughout the month. Provident’s working capital position is affected by commodity price changes, seasonal fluctuations that reflect changing inventory balances in the Midstream business and by the timing of Provident’s capital expenditure program. Typically, Provident’s inventory levels will increase in the second and third quarters when product demand is lower, and will decrease during the fourth and first quarters when product demand is at its highest. Provident relies on funds flow from operations, proceeds received under its Premium Dividend and Dividend Reinvestment purchase (“DRIP”) plan, external lines of credit and access to capital markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers in the oil and gas, petrochemical and refining and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management’s assessment of the creditworthiness of such counterparties. In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Contractual obligations

Consolidated	Payment due by period
		Less			More
		than 1	1 to 3	3 to 5	than 5
($000s)	Total	year	years	years	years

Long-term debt - bank facilities and other (1) (2) (3)	$214,552	$15,718	$198,834	$-	$-
Long-term debt - convertible debentures (3)	473,944	19,838	39,675	39,675	374,756
Operating lease obligations	160,447	14,117	30,248	34,052	82,030
Total	$848,943	$49,673	$268,757	$73,727	$456,786

(1)	The terms of the Canadian credit facility have a revolving three year period expiring on October 14, 2014.
(2)	Includes current portion of long-term debt.
(3)	Includes associated interest and principal payments.

Long-term debt and working capital

Provident completed an extension of its existing credit agreement (the "Credit Facility") on October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders"). Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which was increased from $60 million to $75 million.

The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013, (subject to customary extension provisions) secured by substantially all of the assets of Provident. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker’s acceptances, LIBOR loans, or letters of credit.

As at December 31, 2011, Provident had drawn $190.1 million (including $3.6 million presented as a bank overdraft in accounts payable and accrued liabilities) or 38 percent of its Credit Facility (December 31, 2010 – $75.5 million or 15 percent). At December 31, 2011 the effective interest rate of the outstanding Credit Facility was 3.3 percent (December 31, 2010 – 4.1 percent). At December 31, 2011, Provident had $60.1 million in letters of credit outstanding (December 31, 2010 – $47.9 million) that guarantee Provident’s performance under certain commercial and other contracts.

On October 3, 2011, Provident completed the acquisition of a two-thirds interest in Three Star. Three Star’s long-term debt is secured by the vehicles and trailers of the subsidiary and matures over a period of between two to five years. In addition, Three Star has an operating line of credit (presented in accounts payable and accrued liabilities) which is secured by substantially all of the assets of Three Star other than the vehicles and trailers which are pledged as security for the subsidiary’s long-term debt. As at December 31, 2011, Three Star had drawn $18.0 million, including $9.2 million, $0.9 million, and $7.9 million presented as current portion of long-term debt, long-term debt – bank facilities and other, and a bank overdraft in accounts payable and accrued liabilities, respectively, on the consolidated statement of financial position. At December 31, 2011, the effective interest rate of the subsidiary’s outstanding long-term debt was 4.9 percent.

The following table shows the change in Provident’s working capital position.

	As at	As at
	December 31,	December 31,
($000s)	2011	2010	Change
Current Assets
Cash and cash equivalents	$-	$4,400	$(4,400)
Accounts receivable	230,457	206,631	23,826
Petroleum product inventory	147,378	106,653	40,725
Prepaid expenses and other current assets	4,559	2,539	2,020
Financial derivative instruments	4,571	487	4,084

Current Liabilities
Accounts payable and accrued liabilities	276,480	227,944	(48,536)
Cash distribution payable	8,353	12,646	4,293
Current portion of long-term debt	9,199	148,981	139,782
Financial derivative instruments	56,901	37,849	(19,052)
Working capital surplus (deficit)	$36,032	$(106,710)	$142,742

The ratio of long-term debt to adjusted EBITDA from continuing operations for the year ended December 31, 2011 was 1.8 to one compared to annual 2010 long-term debt to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs of 2.1 to one.

Share capital

On January 1, 2011, Provident Energy Trust (the “Trust”) completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement on the basis of one common share of Provident Energy Ltd. in exchange for each unit held in the Trust (see notes 1 and 13 of the consolidated financial statements). The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name “Provident Energy Ltd.”

Under Provident’s Premium Distribution, Distribution Reinvestment purchase (DRIP) plan, 4.5 million shares were issued or are to be issued in 2011 representing proceeds of $37.1 million (2010 – 4.4 million units for proceeds of $32.1 million).

At December 31, 2011 management and directors held less than one percent of the outstanding common shares.

Capital related expenditures and funding

	Year ended December 31,
($000s)	2011	2010	% Change

Capital related expenditures
Capital expenditures	$(134,115)	$(70,218)	91
Site restoration expenditures
- discontinued operations	-	(2,041)	(100)
Buyout of financial derivative instruments	-	(199,059)	(100)
Acquisitions	(7,852)	-	-
Net capital related expenditures	$(141,967)	$(271,318)	(48)

Funded by
Funds flow from operations net of declared dividends to shareholders and DRIP proceeds	$144,198	$30,355	375
Proceeds on sale of assets	3	3,300	(100)
Proceeds on sale of discontinued operations	-	106,779	(100)
Cash provided by investing activities from discontinued operations	-	170,710	(100)
Issuance of convertible debentures, net of issue costs	164,950	164,654	-
Repayment of debentures	(249,784)	-	-
Increase (decrease) in long-term debt	109,893	(192,380)	-
Change in working capital, including cash	(27,293)	(12,100)	126
Net capital related expenditure funding	$141,967	$271,318	(48)

Provident has funded its net capital expenditures with funds flow from operations, DRIP proceeds and long-term debt. In 2010, cash provided by investing activities from discontinued operations, which includes proceeds on sale of assets from the first quarter sales of oil and natural gas assets as well as cash proceeds from the second quarter sale of the remaining Upstream business, were applied to Provident’s revolving term credit facility.

Share based compensation

Share based compensation includes expenses or recoveries associated with Provident’s restricted and performance share plan. Share based compensation is recorded at the estimated fair value of the notional shares granted. Compensation expense associated with the plan is recognized in earnings over the vesting period of each grant. The expense or recovery associated with each period is recorded as non-cash share based compensation (a component of general and administrative expense). A portion relating to operational employees at field and plant locations is also allocated to operating expense. For the year ended December 31, 2011, Provident recorded share based compensation expense from continuing operations of $20.7 million (2010 – $8.4 million) and made related cash payments of $6.7 million (2010 – $6.9 million). The expense was higher in 2011 as a result of an increase in Provident’s share trading price upon which the compensation is based and due to recoveries in the second quarter of 2010 from staff reductions resulting in cancelled and exercised units. The cash cost was included as part of severance in strategic review and restructuring costs in 2010. At December 31, 2011, the current portion of the liability totaled $20.0 million (December 31, 2010 – $7.4 million) and the long-term portion totaled $11.5 million (December 31, 2010 – $10.4 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. (“Midnight”) to form Pace Oil & Gas Ltd. pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident’s Upstream business. Effective in the second quarter of 2010, Provident’s Upstream business was accounted for as discontinued operations (see note 23 of the consolidated financial statements).

Control environment

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a – 15(f) and 15d – 15(f) under the United States Exchange Act of 1934, as amended (the “Exchange Act”).

Management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), has conducted an evaluation of Provident’s internal control over financial reporting based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Based on management’s assessment as at December 31, 2011, management has concluded that Provident’s internal control over financial reporting is effective. See “Management’s Report on Internal Control over Financial Reporting”.

Due to its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of Provident’s financial statements would be prevented or detected. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate.

No changes were made in Provident’s internal control over financial reporting during the fiscal year ended December 31, 2011 that have materially affected or are reasonably likely to materially affect Provident’s internal control over financial reporting.

Disclosure controls and procedures

An evaluation, as of December 31, 2011, of the effectiveness of the design and operation of Provident’s disclosure controls and procedures, as defined in Rule 13a – 15(e) and 15d – 15(e) under the Exchange Act, was carried out by management including the CEO and the CFO. Based on that evaluation, the CEO and CFO have concluded that the design and operation of Provident’s disclosure controls and procedures were effective to ensure that information required to be disclosed by Provident in reports that it files or submits to Canadian and United States security authorities are (i) recorded, processed, summarized and reported within the time periods specified by Canadian and United States securities laws and (ii) accumulated and communicated to Provident’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

It should be noted that while the CEO and CFO believe that Provident’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Provident’s disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Significant accounting judgements, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

In the process of applying the Company’s accounting policies, management has made the following judgments, estimates, and assumptions which have the most significant effect on the amounts recognized in the consolidated financial statements:

Inventory

Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids within storage caverns can only be determined by draining of the caverns.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

Goodwill is tested for impairment annually and at other times when impairment indicators exist. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. In assessing goodwill for impairment, it is reasonably possible that the commodity price assumptions, sales volumes, supply costs, discount rates, and tax rates may change which may then impact the recoverable amount of the group of cash generating units which comprise the Midstream business and may then require a material adjustment to the carrying value of goodwill.

For the Midstream business, it is also reasonably possible that these assumptions may change which may then impact the recoverable amounts of the cash generating units and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company’s facilities and properties. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are also required in relation to discount rates.

The decommissioning provisions have been created based on Provident’s internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning work required which will reflect market conditions at the relevant time.

Income taxes

The Company follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax liability. In addition, the Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets and liabilities recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Share based compensation

The Company uses the fair value method of valuing compensation expense associated with the Company’s share based compensation plan whereby notional shares are granted to employees. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant.

Financial derivative instruments

The Company’s financial derivative instruments are initially recognized on the statement of financial position at fair value based on management’s estimate of commodity prices, share price and associated volatility, foreign exchange rates, interest rates, and the amounts that would have been received or paid to settle these instruments prior to maturity given future market prices and other relevant factors.

Property, plant and equipment and intangible assets

Midstream facilities, including natural gas liquids storage and terminalling facilities and natural gas liquids processing and extraction facilities are carried at cost and depreciated over the estimated service lives of the assets. Intangible assets are amortized over the estimated useful lives of the assets. Capital assets related to pipelines and office equipment are carried at cost and depreciated over their economic lives.

Management periodically reviews the estimated useful lives of property, plant and equipment and intangible assets. These estimates are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated.

Change in accounting policies

(i)	Recent accounting pronouncements

The International Accounting Standards Board (“IASB”) issued a number of new accounting pronouncements including IFRS 7 – Financial Instruments: Disclosures, IFRS 9 – Financial Instruments, IFRS 10 – Consolidated Financial Statements, IFRS 11 – Joint Arrangements, IFRS 12 – Disclosure of Interests in Other Entities, and IFRS 13 – Fair Value Measurement as well as related amendments to IAS 1 – Presentation of Financial Statements, IAS 27 – Separate Financial Statements, IAS 28 – Investments in Associates and IAS 32 – Financial Instruments: Presentation. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of IFRS 7, which is applicable for annual periods beginning on or after July 1, 2011 with earlier adoption permitted, IAS 1, which is effective for annual periods beginning on or after July 1, 2012 with earlier adoption permitted, IFRS 9, which requires application for annual periods beginning on or after January 1, 2015, with earlier adoption permitted and IAS 32, which is applicable for annual periods beginning on or after January 1, 2014, and is required to be applied retrospectively. The Company has not yet assessed the impact of these standards (see note 3(xvii) of the consolidated financial statements).

(ii)	International Financial Reporting Standards (IFRS)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards (“IFRS”), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010.

Provident’s quarterly and annual 2011 consolidated financial statements reflect this change in accounting standards. Provident’s basis of preparation and adoption of IFRS is described in note 2 of the consolidated financial statements. Significant accounting policies and related accounting judgments, estimates, and assumptions can be found in notes 3 and 4 of the consolidated financial statements. The effect of the Company’s transition to IFRS, including transition elections, and reconciliations of the statements of financial position and the statements of operations between previous Canadian GAAP and IFRS is presented in note 5 to the consolidated financial statements.

Business risks

The midstream industry is subject to risks that can affect the amount of cash flow from operations available for the payment of dividends to shareholders, and the ability to grow. These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth;

•	the impact of governmental regulation on Provident;

•	operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident;

•	the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	non-performance risk by counterparties;

•	government, legislation and regulatory risk;

•	changes to environmental and other regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined market risk management program to mitigate the impact that volatile commodity prices have on cash flow available for the payment of dividends;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors’ and officers’ insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive. Readers are referred to Provident’s annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident. In addition, there are risks associated with the Pembina Arrangement. Readers are referred to the joint information circular of Provident and Pembina dated February 17, 2012 relating to the Pembina Arrangement, which is available at www.sedar.com, for a detailed discussion of the risks relating to the Pembina Arrangement.

Share trading activity

The following table summarizes the share trading activity of Provident for each quarter in the year ended December 31, 2011 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3	Q4
TSE – PVE (Cdn$)
High	$9.03	$9.06	$8.84	$10.03
Low	$7.62	$7.70	$6.84	$7.92
Close	$9.03	$8.62	$8.58	$9.85
Volume (000s)	31,800	29,039	27,238	27,275
NYSE – PVX (US$)
High	$9.30	$9.48	$9.19	$9.88
Low	$7.78	$7.85	$6.90	$7.42
Close	$9.27	$8.93	$8.16	$9.69
Volume (000s)	75,349	83,855	85,031	80,146

Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation. Statements which include forward-looking information relate to future events or Provident's future performance. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. All statements other than statements of historical fact are forward-looking information. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Specifically, the “Outlook” section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of Provident. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;
•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;
•	the special meeting dates in respect of the Pembina Arrangement;
•	the anticipated closing date of the Pembina Arrangement;
•	the offer by Pembina for Provident’s convertible debentures following the Pembina Arrangement;
•	the emergence of accretive growth opportunities;
•	the ability to achieve an appropriate level of monthly cash dividends;

•	the impact of Canadian governmental regulation on Provident;
•	the existence, operation and strategy of the market risk management program;
•	the approximate and maximum amount of forward sales and hedging to be employed;
•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;
•	the level of capital expenditures;
•	currency, exchange and interest rates;
•	the performance characteristics of Provident's business;
•	the growth opportunities associated with the Provident’s business;
•	the availability and amount of tax pools available to offset Provident’s cash taxes; and
•	the nature of contractual arrangements with third parties in respect of Provident's business.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Provident cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;
•	industry conditions associated with the NGL services, processing and marketing business;
•	fluctuations in the price of crude oil, natural gas and natural gas liquids;
•	interest payable on notes issued in connection with acquisitions;
•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;
•	fluctuation in foreign exchange or interest rates;
•	stock market volatility and market valuations;
•	the impact of environmental events;
•	the need to obtain required approvals from regulatory authorities;
•	unanticipated operating events;
•	failure to realize the anticipated benefits of acquisitions;
•	competition for, among other things, capital reserves and skilled personnel;
•	failure to obtain industry partner and other third party consents and approvals, when required;
•	risks associated with foreign ownership;
•	third party performance of obligations under contractual arrangements;
•	failure to complete the Pembina Arrangement; and
•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to developing forward-looking information contained in this MD&A, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;
•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;
•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;
•	the impact of increasing competition;
•	Provident's ability to obtain financing on acceptable terms;
•	the general stability of the economic and political environment in which Provident operates;
•	the timely receipt of any required regulatory approvals;
•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;
•	currency, exchange and interest rates;
•	certain matters relating to the Pembina Arrangement;
•	timely receipt of required regulatory and court approvals in respect of the Pembina Arrangement;

•	the satisfaction of closing conditions in respect of the Pembina Arrangement; and

•	the ability of Provident to successfully market its NGL products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. Forward-looking information contained in this MD&A is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Additional information

Additional information concerning Provident can be accessed under Provident’s public filings at www.sedar.com and www.sec.gov/edgar.shtml, as well as on Provident’s website at www.providentenergy.com.

Selected annual financial measures

($ 000s except per share data)	2011	2010	2009 (3)
Product sales and service revenue	$1,955,878	$1,746,557	$1,630,491
Net income (loss)	97,217	(10,506)	(89,020)
Per share - basic and diluted (1)	0.36	(0.04)	(0.34)
Total assets	1,588,692	1,446,453	2,548,015
Long-term financial liabilities (2)	662,846	430,826	682,625
Declared dividends per share	$0.54	$0.72	$0.75

(1)	Includes dilutive impact of convertible debentures.
(2)	Includes long-term debt, decommissioning liabilities, long-term financial derivative instruments and other long-term liabilities.
(3)	The financial information for 2009 is presented in previous Canadian GAAP as this period is prior to the January 1, 2010 transition date for IFRS.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per share and operating amounts)	2011
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$519,100	$416,382	$450,849	$569,547	$1,955,878
Funds flow from continuing operations (1)	$53,585	$43,490	$62,790	$92,767	$252,632
Funds flow from continuing operations per share
- basic and diluted (4)	$0.20	$0.16	$0.23	0.34	$0.93
Adjusted EBITDA - continuing operations (2)	$61,242	$51,298	$69,528	$100,360	$282,428

Adjusted funds flow from continuing operations (3)	$53,585	$43,490	$62,790	$92,767	$252,632
Adjusted funds flow from continuing operations per share
- basic and diluted (4)	$0.20	$0.16	$0.23	$0.34	$0.93
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs
- continuing operations (2)	$61,242	$51,298	$69,528	$100,360	$282,428

Net (loss) income	$(11,985)	$40,219	$48,398	$20,585	$97,217
Net (loss) income per share
- basic and diluted (4)	$(0.04)	$0.15	$0.18	$0.08	$0.36
Shareholder dividends	$36,324	$36,449	$36,609	$36,905	$146,287
Dividends per share	$0.14	$0.14	$0.14	$0.14	$0.54
Provident Midstream NGL sales volumes (bpd)	116,864	91,872	94,709	115,714	104,759

(1)	Based on cash flow from operations before changes in working capital - see "Reconciliation of Non-GAAP measures".
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4)	Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per unit and operating amounts)	2010
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$472,940	$366,125	$363,767	$543,725	$1,746,557
Funds flow from continuing operations (1)	$46,839	$(171,334)	$43,642	$74,133	$(6,720)
Funds flow from continuing operations per unit
- basic	$0.18	$(0.65)	$0.16	0.28	$(0.03)
- diluted	$0.18	$(0.65)	$0.16	0.27	$(0.03)
Adjusted EBITDA - continuing operations (2)	$51,442	$(176,403)	$52,538	$86,342	$13,919

Adjusted funds flow from continuing operations (3)	$47,325	$39,152	$43,642	$76,002	$206,121
Adjusted funds flow from continuing operations per unit
- basic	$0.18	$0.15	$0.16	0.28	$0.77
- diluted (4)	$0.18	$0.15	$0.16	0.27	$0.77
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,928	$34,083	$52,538	$88,211	$226,760

Net (loss) income	$(50,921)	$(40,944)	$8,979	$72,380	$(10,506)
Net (loss) income per unit
- basic	$(0.19)	$(0.15)	$0.03	0.27	$(0.04)
- diluted (4)	$(0.19)	$(0.15)	$0.03	0.26	$(0.04)
Unitholder distributions	$47,634	$47,794	$47,990	$48,221	$191,639
Distributions per unit	$0.18	$0.18	$0.18	0.18	$0.72
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	121,627	106,075

(1)	Based on cash flow from operations before changes in working capital and site restoration expenditures - see "Reconciliation of Non-GAAP measures".
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4)	Includes dilutive impact of convertible debentures.